SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*
                       Optimum Source International, Ltd.
                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)

                                   683945 20 8
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 David Simonini
                            501 E. Morehead, Suite 4
                               Charlotte, NC 28202
                                 (704) 334-6455
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  March 5, 2001
--------------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 999-004-104                                  Page 2 of 5 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          David Simonini
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                   (a) [ ]
                                                                                                             (b) [ ]

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
------ --------------------------------------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)                      [ ]



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION


                              United States
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
 BENEFICIALLY
  OWNED BY                   591,950
    EACH           ------ -------------------------------------------------------------------------------------------
  REPORTING          8    SHARED VOTING POWER
   PERSON
    WITH                     0
                   ------ -------------------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                             591,950
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                             0
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          591,950
------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                 [ ]



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          5.1%
------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


          IN
------ --------------------------------------------------------------------------------------------------------------

                                     2 of 5

                                  Introduction


           This Statement constitutes the initial filing by David Simonini reporting his acquisition of shares of Optimum Source International, Ltd., a Nevada corporation (the "Company").

Item 1.    Security and Issuer.

           This statement relates to the common stock, par value $0.001 per share, of the Company, whose principal executive office is at 4525 W. Hacienda Avenue, Suite 12H, Las Vegas, Nevada 89118.

Item 2.    Identity and Background.

           (a)-(c)         David Simonini
                           President
                           David Simonini Custom Homes, Inc.
                           501 E. Morehead, Suite 4
                           Charlotte, NC  28202

           (d) and (e) During the last five years (i) I have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) I was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or am not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)    I am a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

           I have used personal funds in the amount of $1,173,737.31 in aggregate to purchase the shares of common stock reported in this statement.

Item 4.    Purpose of Transaction.

           I have acquired the securities of the Company for investment purposes. I have no plans or proposals which would result in any of the consequences listed in paragraphs (a)-(j) of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

           (a) and (b) I have set forth in the table below the number and percentage of shares of common stock beneficially owned by me as of the date herewith. The percentages are based upon 11,656,585 shares of common stock outstanding as reported by the Company in its Quarterly Report on Form 10-QSB for the period ended September 30, 2000.

                           Number of Shares           Number of Shares           Aggregate
                              of Beneficially           of Beneficially         Number of         Percentage
                           Owned With Sole           Owned with Shared              Shares         of Shares
                                Voting and                Voting and            Beneficially     Beneficially
       Name                Dispositive Power          Dispositive Power             Owned           Owned
       ----                -----------------         -----------------------    --------------   --------------
David Simonini                  591,950                         0                  591,950            5.1%

           (c) I have set forth in the table below a description of transactions in the common stock of the Company by any member of the Filing Group in the period from January 1, 2001 to the date of this Statement.

          Date of    Number           Price
                     ------
      Transaction   of Shares       Per Share         Where and How Effected
      -----------   ---------       ---------         ----------------------

         2/12/01        2,000         1.0500          Over-the-counter
                                                      Open Market Purchase
         2/12/01        3,000         1.0313          Over-the-counter
                                                      Open Market Purchase
         2/12/01        5,000         1.0000          Over-the-counter
                                                      Open Market Purchase
         2/12/01        5,000         1.0625          Over-the-counter
                                                      Open Market Purchase
         2/12/01       32,500         1.0938          Over-the-counter
                                                      Open Market Purchase
         2/12/01        2,500         0.7500          Over-the-counter
                                                      Open Market Purchase
         2/12/01        2,500         1.0000          Over-the-counter
                                                      Open Market Purchase
         2/12/01        2,500         0.7500          Over-the-counter
                                                      Open Market Purchase
         2/12/01        2,350         1.0625          Over-the-counter
                                                      Open Market Purchase
         2/12/01       79,500         1.0872          Over-the-counter
                                                      Open Market Purchase
         2/12/01       20,500         1.2500          Over-the-counter
                                                      Open Market Purchase
         2/12/01       12,000         1.1250          Over-the-counter
                                                      Open Market Purchase
         2/12/01        7,000         1.0937          Over-the-counter
                                                      Open Market Purchase
         2/12/01        6,000         1.2187          Over-the-counter
                                                      Open Market Purchase
         2/12/01        2,500         1.1875          Over-the-counter
                                                      Open Market Purchase
         2/12/01        1,000         1.0625          Over-the-counter
                                                      Open Market Purchase
         2/12/01          500         1.2200          Over-the-counter
                                                      Open Market Purchase

         2/12/01          500         1.0312          Over-the-counter
                                                      Open Market Purchase
         2/13/01       20,500         1.4079          Over-the-counter
                                                      Open Market Purchase
         2/13/01       20,000         1.4375          Over-the-counter
                                                      Open Market Purchase
         2/15/01        4,500         1.4375          Over-the-counter
                                                      Open Market Purchase
         2/15/01        1,000         1.3750          Over-the-counter
                                                      Open Market Purchase
         2/15/01        5,000         1.6563          Over-the-counter
                                                      Open Market Purchase
         2/15/01        1,500         1.6250          Over-the-counter
                                                      Open Market Purchase
         2/15/01        1,500         1.6250          Over-the-counter
                                                      Open Market Purchase
         2/15/01        1,000         1.6300          Over-the-counter
                                                      Open Market Purchase
         2/15/01        5,000         1.6500          Over-the-counter
                                                      Open Market Purchase
         2/15/01        1,000         1.6563          Over-the-counter
                                                      Open Market Purchase
         2/15/01        1,000         1.6300          Over-the-counter
                                                      Open Market Purchase
         2/15/01        2,000         1.6263          Over-the-counter
                                                      Open Market Purchase
         2/15/01        2,000         1.6563          Over-the-counter
                                                      Open Market Purchase
         2/15/01        5,000         1.6563          Over-the-counter
                                                      Open Market Purchase
         2/21/01        1,000         1.7500          Over-the-counter
                                                      Open Market Purchase
         2/22/01       15,300         1.9500          Over-the-counter
                                                      Open Market Purchase
         2/23/00        3,000         3.0000          Over-the-counter
                                                      Open Market Purchase
         2/23/01       50,000         2.8734          Over-the-counter
                                                      Open Market Purchase
         2/23/01        2,000        2.96875          Over-the-counter
                                                      Open Market Purchase
         2/23/01        1,000         2.1250          Over-the-counter
                                                      Open Market Purchase
         2/23/01        1,000         2.0625          Over-the-counter
                                                      Open Market Purchase
         2/23/01        1,000         2.0938          Over-the-counter
                                                      Open Market Purchase
         2/23/01        2,500         2.5600          Over-the-counter
                                                      Open Market Purchase

         2/23/01          500         2.5000          Over-the-counter
                                                      Open Market Purchase
         2/23/01        1,000         2.5625          Over-the-counter
                                                      Open Market Purchase
         2/23/01        1,000         2.5600          Over-the-counter
                                                      Open Market Purchase
         2/23/01        1,000         2.9900          Over-the-counter
                                                      Open Market Purchase
         2/23/01        1,000         2.6875          Over-the-counter
                                                      Open Market Purchase
         2/23/01        1,000         2.7400          Over-the-counter
                                                      Open Market Purchase
         2/23/01        1,000         2.8650          Over-the-counter
                                                      Open Market Purchase
         2/23/01        1,000         2.9375          Over-the-counter
                                                      Open Market Purchase
         2/23/01        1,000         2.9375          Over-the-counter
                                                      Open Market Purchase
         2/23/01        3,500         2.8125          Over-the-counter
                                                      Open Market Purchase
         2/23/01        2,000         2.9688          Over-the-counter
                                                      Open Market Purchase
         2/23/01        1,000         2.8125          Over-the-counter
                                                      Open Market Purchase
         2/23/01        1,500         2.8125          Over-the-counter
                                                      Open Market Purchase
         2/23/01       25,000         3.0000          Over-the-counter
                                                      Open Market Purchase
         2/26/01        5,000         3.1875          Over-the-counter
                                                      Open Market Purchase
         2/26/01          500         3.1500          Over-the-counter
                                                      Open Market Purchase
         2/26/01          500         3.1563          Over-the-counter
                                                      Open Market Purchase
         2/26/01       26,000         3.1400          Over-the-counter
                                                      Open Market Purchase
         2/26/01        4,500         3.1250          Over-the-counter
                                                      Open Market Purchase
         2/26/01       35,000         3.0662          Over-the-counter
                                                      Open Market Purchase
         2/27/01       11,500         2.7700          Over-the-counter
                                                      Open Market Purchase
         2/27/01        2,500         2.7800          Over-the-counter
                                                      Open Market Purchase
         2/27/01        1,000         2.7700          Over-the-counter
                                                      Open Market Purchase
         2/28/01       13,500         1.2560          Over-the-counter
                                                      Open Market Purchase

         2/28/01          500         3.8000          Over-the-counter
                                                      Open Market Purchase
         2/28/01        1,000         3.9000          Over-the-counter
                                                      Open Market Purchase
         2/28/01        4,000         3.8125          Over-the-counter
                                                      Open Market Purchase
         2/28/01        5,500         3.4300          Over-the-counter
                                                      Open Market Purchase
         2/28/01       13,500         3.8750          Over-the-counter
                                                      Open Market Purchase
         3/1/01           500         3.4062          Over-the-counter
                                                      Open Market Purchase
         3/1/01         2,300         3.4375          Over-the-counter
                                                      Open Market Purchase
         3/1/01           500         3.5000          Over-the-counter
                                                      Open Market Purchase
         3/1/01        16,700         3.5500          Over-the-counter
                                                      Open Market Purchase
         3/5/01           500         2.8750          Over-the-counter
                                                      Open Market Purchase
         3/5/01           500         2.5937          Over-the-counter
                                                      Open Market Purchase
         3/5/01           500         2.6875          Over-the-counter
                                                      Open Market Purchase
         3/5/01           500         2.8437          Over-the-counter
                                                      Open Market Purchase
         3/5/01         9,500         2.9062          Over-the-counter
                                                      Open Market Purchase
         3/5/01         8,500         2.9375          Over-the-counter
                                                      Open Market Purchase
         3/5/01         6,000         2.9300          Over-the-counter
                                                      Open Market Purchase

           (d) No other person is known by me to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of common stock owned by me and reported on this Statement.

           (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           I am not a party to any contracts, arrangements, or understandings with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan, or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the securities reported in this statement have been pledged or are otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.    Material to be Filed as Exhibits.

           None

Signatures

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



Dated this 14th day of March, 2001                      s/    David Simonini
                                                     ---------------------------
                                                     David Simonini